

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2013

Via E-mail
Mr. Greggory W. Branning, Chief Financial Officer
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301

> **Re:** **Myers Industries, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 4, 2013**
> **Form 10-K/A for the year ended December 31, 2012**
> **Filed April 1, 2013**
> **Definitive Proxy Statement**
> **Filed April 5, 2013**
> **File No. 1-8524**

Dear Mr. Branning:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the period ended December 31, 2012

Exhibits 31.(A) and 31.(B)

1. We note that paragraph one of the certification required by Exchange Act Rule 13a-14(a) identifies your previously filed Form 10-K, rather than your form 10-K/A. Please file another Form 10-K/A which includes the amended information and a new, corrected certification. Please also note that a full certification may not be required in this

amendment. You may refer to Question 161.01 of Exchange Act Rules C&Di – updated February 2012.

Definitive Proxy Statement filed April 5, 2013

Executive Compensation and Related Information, page 15
Annual Bonuses, page 20

2.   We note disclosure that annual bonuses are based in part, upon the results of EBITDA, as adjusted for special income and expenses approved by the Compensation Committee. In future filings, please disclose the adjustments to EBITDA that were approved by the Compensation Committee and were used for the calculation of the actual amount of annual bonuses awarded to your named executive officers. Please refer to Item 402(b)(2)(v) of Regulation S-K and Instruction 5 to Item 402(b).

Long-Term Incentives, page 21

3.   We note that in 2012, for Messrs. Orr and Knowles, 35% of their target long-term incentives were in the form of long-term cash incentives. We also note disclosure of the minimum, maximum and target three year average ROIC performance objectives, the actual results and the actual amount of long-term cash incentives awarded to Messrs. Orr and Knowles. In future filings, please discuss how you calculate the amount of long-term cash incentives actually awarded to each of your named executive officers based on the level of achievement of the relevant corporate performance objective. Consider utilizing an illustrative example to support a reader's understanding of how you derived the actual payout.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief